AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

October 26, 2012

Via EDGAR

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Sirs:

Re:         Vampt America, Inc. (formerly Coronado Corp.) (the “Company”)

Amendment to Form 8-K

Filed October 1, 2012

File No. 000-53998

Thank you for your comment letter dated October 22, 2012 in response to our amended Form 8-K filed on October 1, 2012 and our response letter included therewith.

We provide our responses to the SEC staff’s comments below and will provide by email sent to Ron Alper a blacklined copy of our amended Form 8-K/A filed on EDGAR, showing all changes made to the amended Form 8-K filed on October 1, 2012.

Pro Forma Financial Statements, page F-1

Note 2 – Pro Forma Adjustments to Balance Sheet and Statements of Operations, page F-4

1.	We note your response to comment three in our letter dated September 13, 2012, indicating that the pro forma loss per share was based on Coronado’s pre-merger weighted average number of common shares outstanding as you believe that shares issued to Vampt on March 31, 2012 would have no impact to the calculation. While the adjustments to the pro forma balance sheet should be presented as if the transaction occurred on the balance sheet date, adjustments to the pro forma income statement should be presented as if the transaction occurred at the start of the period. Accordingly, for transactions involving the issuance of securities, the number of shares used in the calculation of the pro forma per share data should be based upon the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented. Please revise your pro forma loss for share for the year ended December 31, 2011 and the three months ended March 31, 2012 accordingly.

We have revised our calculation for the pro forma loss per share for the year ended December 31, 2011 and the three months ended March 31, 2012, respectively, based on the assumption that the shares issued as part of the transaction were issued at the beginning of each respective period.

2.	Where pro forma adjustments are presented on a combined basis on the face of the financial statements, please revise the applicable explanatory note(s) to disaggregate the various transactions to facilitate an investor’s understanding of each adjustment. For example, please revise the explanations of the adjustments to common stock and additional paid-in capital to clarify the amounts that have been combined or netted in the presentation of the amount of the adjustment.

We have revised our explanations of the adjustments to common stock and additional paid-in capital in order to disaggregate any previously combined or netted amounts in the presentation of the adjustments.

 The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing will satisfy all of your concerns relating to our amended Form 8-K and pro forma financial statements. We look forward to working with SEC Staff to resolve all comments to our filings.

Yours truly,

VAMPT AMERICA, INC.

Per:	/s/ Ian Toews
Ian Toews
Chief Executive Officer